

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 27, 2021

Richard S. Ressler
President and Chief Executive Officer
CIM REAL ESTATE FINANCE TRUST, INC.
2398 East Camelback Rd.
4th Floor
Phoenix, AZ 85016

> **Re: CIM REAL ESTATE FINANCE TRUST, INC.**
> **Registration Statement on Form S4**
> **Filed October 19, 2021**
> **File No. 333-260358**

Dear Mr. Ressler:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Catherine De Lorenzo at 202-551-4079 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Patrick S. Brown